UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM SD

 SPECIALIZED DISCLOSURE REPORT

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Masonite International Corporation
(Exact name of registrant as specified in its charter)
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British Columbia, Canada	001-11796	98-0377314
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2771 Rutherford Road Concord, Ontario, Canada	L4K 2N6
(Address of principal executive offices)	(Zip Code)

Robert E. Lewis
Senior Vice President, General Counsel and Secretary
(800) 895-2723
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

 ________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Masonite International Corporation (the “Company”) is a leading global designer, manufacturer, marketer and distributor of interior and exterior doors for the new construction and repair, renovation and remodeling sectors of the residential and non-residential building construction markets. The Company has three principal product lines: residential doors, non-residential doors and door components.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2020, contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).

The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined tin and tungsten are necessary to the functionality or production of certain components in its products. The Company’s product categories that contain tin and tungsten are: (i) steel and fiberglass doors and lites (with and without glass) and (ii) wood doors with glass. The Company conducted a reasonable country of origin inquiry to determine whether any of the 3TG contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the 3TG contained in its products was conducting a supply-chain inquiry using the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative with the Company’s direct suppliers representing 83% of the Company’s spend on these products in 2020 eliciting, as applicable, information regarding (i) the presence of 3TG contained in materials supplied to the Company, (ii) the refiner or smelter of the 3TG, (iii) the country of origin of the 3TG, (iv) whether the 3TG came from scrap or recycled sources, and (v) other relevant information regarding the supplier’s (or its suppliers’) practices concerning 3TG. The Company received survey responses from 99% of the suppliers solicited. The Company reviewed and evaluated each response received from this inquiry and followed up by phone or email to confirm responses where necessary.

Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that some of the Company's products may contain 3TG that originated in the Covered Countries and some for which the sourcing areas were unknown, but there is nothing in the responses received to date by the Company to suggest that the Company's products contain any 3TG that directly or indirectly finance or benefit armed groups in the Covered Countries. However, based on the information provided to the Company, the Company cannot conclude that any of its products were "DRC conflict free" (as defined in Rule 13p-1 and Form SD).

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at http://investor.masonite.com/investors/corporate-governance/default.aspx.

Item 1.02 - Exhibit
Not applicable.
Section 2 - Exhibits
Item 2.01 - Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASONITE INTERNATIONAL CORPORATION

	/s/ Robert E. Lewis	May 26, 2021
By:	Robert E. Lewis
Senior Vice President, General Counsel and Corporate Secretary